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LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

December 13, 2013

VIA EDGAR

Jeffrey A. Foor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers: 033-17619 and 811-05349

Dear Mr. Foor:

This letter responds to comments that you provided to me in a telephonic discussion on October 28, 2013 with respect to your review of Post-Effective Amendment No. 366 (“PEA No. 366”) to the Trust’s registration statement filed with the Securities and Exchange Commission on September 12, 2013. PEA No. 366 was filed pursuant to Rule 485 under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust which will be known as the Goldman Sachs Fixed Income Macro Strategies Fund (the “Fund”). I have reproduced the comments you provided below, followed by our responses.

Prospectus

Comment 1. Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the “Annual fund operating expenses” table in light of the Fund’s ability to invest in other investment companies.

Response 1. The Fund hereby confirms that “Acquired fund fees and expenses” should and will be included as a separate line item in the “Annual fund operating expenses” table in light of the Fund’s ability to invest in other investment companies, including a wholly-owned subsidiary of the Fund organized as a company under the law of the Cayman Islands (herein, the “CFC”).

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Comment 2. Please confirm that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will remain in effect for at least one year from the date of the Prospectus.

Response 2. The Fund hereby confirms that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will remain in place for at least one year from the date of the Prospectus.

Comment 3. Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table, the investment adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response 3. The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table, the investment adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

Comment 4. Please indicate, if applicable, whether the Expense Example reflects the expense limitation arrangement between the Fund and the investment adviser. If so, please confirm that these arrangements will be reflected in the first year only.

Response 4. The Fund hereby confirms that the Expense Example reflects the expense limitation arrangement between the Fund and the investment adviser for the first year only.

Comment 5. In the “Principal Strategy” section, the Fund lists “non-investment grade fixed income investments” as one of the enumerated fixed income investments in which the Fund will principally invest. Please indicate that these investments are otherwise known as “junk bonds.”

Response 5. The Fund has incorporated your comment.

Comment 6. We note that the Fund’s name includes “Fixed Income.” Please explain why, pursuant to Rule 35d-1 under the 1940 Act, the Fund is not required to invest at least 80% of its assets in the type of investment suggested by its name.

Response 6. We do not believe that the Fund’s name requires the Fund to comply with the requirements of Rule 35d-1 under the 1940 Act, as the name “Fixed Income Macro Strategies” is intended to suggest the investment strategy the Fund will pursue, rather

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than a particular type of investment. As disclosed in the “Principal Strategy” section of the Fund’s Prospectus, the investment adviser “seeks long-term absolute return through the implementation of relative value, macro and other strategies that aim to exploit disparities or inefficiencies in the global fixed income, currency and commodities markets.” The adopting release for Rule 35d-1 provides that “the Rule does not apply to fund names that…connote types of investment strategies as opposed to types of investments.” See Final Rule: Investment Company Names, Rel. No. IC-24828 (Mar. 31, 2011).

Comment 7. In the “Principal Strategy” section, the Fund indicates that it will invest in “fixed income investments…as well as pooled investment vehicles…that provide exposure to such investments.” Please identify the types of pooled investment vehicles in which the Fund intends to invest.

Response 7. The Fund may invest in other registered investment companies, including money market funds and exchange-traded funds.

Comment 8. In the “Principal Strategy” section, the Fund indicates that its investments in derivative instruments may include total return swaps. Please confirm that the Fund will maintain asset coverage with respect to such positions in a manner that is consistent with SEC staff positions with respect to Section 18 of the 1940 Act.

Response 8. The Fund hereby confirms that with respect to its investments in total return swaps, it will “cover” its positions in a manner that is consistent with SEC staff positions with respect to Section 18 of the 1940 Act.

Comment 9. Under the “Principal Risks of the Fund,” the Fund identifies “Derivatives Risk” as one of its principal risks. Please ensure that the derivatives-related risk disclosure in the Prospectus is appropriate for the Fund in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies by Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response 9. The Fund hereby confirms that it believes its derivatives-related risk disclosure is appropriate.

Comment 10. In the “Principal Strategy” section, the Fund indicates that its investments in derivative instruments may include credit default swaps. Please confirm that when the Fund writes or sells credit default swaps, it will maintain asset coverage (for purposes of Section 18 of the 1940 Act) equal to the full notional value of such swaps.

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Response 10. The Fund hereby confirms that when it writes or sells credit default swaps on individual securities or instruments, it must identify on its books liquid assets equal to the full notional amount of the swaps while the positions are open.

Comment 11. Please confirm whether estimated dividend and interest expenses on securities sold short are reflected in the “Annual fund operating expenses” table. If not, please add them or explain why such expenses are not required to be disclosed in the fee and expense table.

Response 11. The Fund expects to implement its short positions through derivative instruments. Accordingly, dividend and interest expenses on securities sold short are not disclosed in the “Annual fund operating expenses” table because the Fund is not expected to incur such expenses.

Comment 12. In the “Principal Strategy” section, the Fund indicates that it may gain exposure to commodities by investing in publicly traded partnerships (“PTPs”), exchange-traded funds and affiliated or unaffiliated investment companies. Please indicate whether the expenses associated with these investments will be reflected in the “Annual fund operating expenses” table.

Response 12. The Fund will primarily gain exposure to commodities by investing in the CFC. The Fund may also invest in PTPs, exchange-traded funds and affiliated or unaffiliated investment companies, but does not currently expect to gain exposure to commodities through those investments. Accordingly, expenses incurred in connection with those investments will not be reflected in the “Annual fund operating expenses” table.

Comment 13. Please explain why the Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index is an “appropriate broad-based securities market index” as defined by Instruction 5 to Item 27(b)(7) of Form N-1A.

Response 13. Instruction 5 to Item 27(b)7) of Form N-1A provides that an “appropriate broad-based securities market index” is “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter, unless the index is widely recognized and used.” The Bank of America Merrill Lynch U.S. Dollar Three-Month LIBOR Constant Maturity Index (the “Index”) meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Further, as disclosed in the “Investment Management Approach” section of the Fund’s Prospectus, the Index “tracks the performance of a synthetic asset paying LIBOR to a stated maturity.” Accordingly, the Fund believes that the Index is an “appropriate broad-based securities market index” as defined by Item 27(b)(7) of Form N-1A.

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Comment 14. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the controlled foreign corporation (“CFC”) in which it invests.

Response 14. The Fund respectfully declines to incorporate this disclosure. In complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the CFC’s investments when testing for compliance with each investment restriction. However, the CFC will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the CFC will adopt many of the same fundamental and non-fundamental investment restrictions as the Fund. The Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the CFC will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

Comment 15. Disclose that the investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response 15. The Fund respectfully declines to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. In addition, the Fund respectfully notes that Form N-1A, Item 28(d) would not require the filing of the CFC’s investment advisory contract as the CFC is not a registered investment company under the 1940 Act. Furthermore, the Fund does not believe that the CFC’s investment advisory contract, nor any other CFC-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors are not charged the fees paid to the investment adviser under the CFC’s investment advisory contract. Accordingly, the Fund has not included the CFC’s investment advisory contracts as an exhibit to the registration statement.

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Comment 16. Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response 16. The Fund respectfully declines to incorporate this disclosure, as the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the CFC, and custody of the CFC’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the CFC) what it is prohibited from doing directly. As such, the CFC will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

The Fund and the CFC will utilize the same custodian, State Street Bank & Trust Company.

Comment 17. Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response 17. As disclosed under “Principal Risks of the Fund—Tax Risk” and “Risks of the Fund—Tax Risk,” the Fund has not obtained a private letter ruling from the Internal Revenue Service concluding that income and gains from investments in a wholly-owned foreign subsidiary that invests in commodity-linked instruments is “qualifying income” for purposes of compliance with Subchapter M of the Internal Revenue Code (“Code”). Although private letter rulings issued to other taxpayers cannot be used or cited as precedent by others, the Fund has generally structured its CFC based on the reasoning of those private letter rulings. In addition, under Section 851(b) of the Code, the “subpart F” income of the CFC that is included in the Fund’s income that is distributed to the Fund by the CFC is treated as dividend income for purposes of the qualifying income requirement applicable to regulated investment companies. The Fund expects the CFC to generally distribute such “subpart F” income to the Fund.

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Comment 18. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response 18. To the extent any principal investment strategies and principal risks of the CFC are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s Prospectus.

Comment 19. Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Response 19. The CFC’s financial statements will be audited and consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the CFC will be audited by the Fund’s independent registered public accounting firm.

Comment 20. Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response 20. (1) The fees and expenses incurred by the Fund due to its investment in the CFC will be reflected as part of the Acquired Fund Fees and Expenses line item in the Fund’s “Annual fund operating expenses” table. Such fees and expenses are not passed through to Fund investors but are instead contractually waived by the investment adviser out of its management fees received for services provided to the Fund. The contractual fee waiver will be reflected by the “Fee Waiver and Expense Limitation” line item in the “Annual fund operating expenses” table, along with a corresponding footnote.

(2) The Fund confirms that a designation of a domestic (U.S.) agent for service of process for the CFC will be made.

(3) The Fund consents to the examination of the CFC’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

(4) The CFC is not required to execute the Fund’s registration statement. The CFC is not offering any securities in the United States, nor is the CFC a co-issuer of the Fund’s securities. The CFC is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked derivative instruments.1

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Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore CFCs to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Conduit Letters in support of its view that the CFC is not offering securities in the United States in violation of Section 7(d).3

[1]	The Fund may invest in commodity-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.
[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).
[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets to be invested in the CFC. The Fund will invest a limited amount of its assets in the CFC and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the CFC will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

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The Fund also believes that the CFC is not a co-issuer of the Fund’s securities and, therefore, is not required to sign the Fund’s registration statement. The Fund is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

The CFC’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the CFC is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the CFC and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the CFC. As noted above, only a limited portion of the Fund’s assets will be invested in the CFC. The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.5 In contrast, in the master-

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).
[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the CFC can be deemed a “co-issuer” under Rule 140 and, thus, the CFC is not required to sign the Fund’s registration statement.

Although the CFC is not required to sign the Fund’s registration statement, the Fund believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the CFC if necessary for the protection of Fund investors. First, as noted above with respect to the CFC, the CFC will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the CFC, although the CFC is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The CFC’s books and records will be maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the CFC’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the CFC will consent to service of process and examination of its books and records.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-649-8795. Thank you.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:	Matthew Wolfe, Goldman Sachs Asset Management L.P.